Envirokare Tech Inc.

September 17, 2007

Mr. Ryan Rohn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
Washington, D. C. 20549-7010

Re: Envirokare Tech, Inc.

SEC Comment Letter, dated August 29, 2007 ("Comment Letter")

Dear Sir:

In accordance with your request concerning an update to our letter dated September 5, 2007 in which we respond to Item 3 of your Comment Letter, we wish to report that we have further conferred with PMB Helin Donovan, LLP and have received their attached letter dated September 17, 2007 in which they advise that they are not required to be licensed by New York State in order to undertake the accounting and audit engagement with our Company and that were they to be so required their membership in the Russell Bedford International group would be able to provide the required support.

We hereby acknowledge (i) our responsibility for the adequacy and accuracy of the disclosure in our Securities filings; (ii) that any Staff comments or changes made by us to our disclosure in response to Staff comments does and will not foreclose the Commission from taking any action with respect to the filing and (iii) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise the undersigned if you require anything further.

Sincerely,

ENVIROKARE TECH, INC.

By: /s/ George E. Kazantzis

George E. Kazantzis, President and Principal Financial Officer

PMB + Helin Donovan
Consultants and Certified Public Accountants

September 17, 2007

Mr. Ryan Rohn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
Washington, D. C. 20549-7010

Re: Envirokare Tech, Inc. (the Company)
SEC Comment Letter, dated August 29, 2007 ("Comment Letter")

Dear Sir:

We have conferred with the New York State Board of Accountancy and have been advised that the audit work performed in the State of New York is incidental to the total audit engagement of Envirokare Tech, Inc., which is a Nevada corporation. Since the audit work is considered incidental to the total engagement and the Company is not a New York corporation, the New York State Board of Accountancy has advised us that we are not required to be licensed by New York State in order to undertake the accounting and audit engagement of Envirokare Tech, Inc. If the scope of our effort in New York changes, such that registration would be required, our Russell Bedford affiliated office, which is fully registered in New York and with the PCAOB, would be able to provide any required audit support.

Please feel free to contact me if you need further information.

Very truly yours,

/s/ Michael C. Berg

Michael C. Berg, Partner